FORM 3
                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION          _____________________
                WASHINGTON, D.C.  20549             |    OMB APPROVAL     |
                                                    |_____________________|
                 INITIAL STATEMENT OF               |OMB NUMBER: 3235-0104|
          BENEFICIAL OWNERSHIP OF SECURITIES        |EXPIRES:             |
                                                    |   JANUARY 31, 2005  |
      Filed pursuant to Section 16(a) of the        |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,            |BURDEN HOURS         |
       Section 17(a) of the Public Utility          |PER RESPONSE..... 0.5|
         Holding Company Act of 1935                |_____________________|
      or Section 30(h) of the Investment
             Company Act of 1940

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1. Name and Address of Reporting Person*

      Borland Software Corporation
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       (Last)                           (First)                     (Middle)

      100 Enterprise Way
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                                  (Street)

      Scotts Valley               California                  95066-3249
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       (City)                       (State)                      (Zip)

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2.      Date of Event Requiring Statement (Month/Day/Year)
             November 23, 2002
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
         942895440
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4.  Issuer Name and Ticker or Trading Symbol

        Starbase Corporation (NASDAQ SC: "SBAS")
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5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    [  ] Director
    [ X] 10% Owner
    [  ] Officer (give title below)
    [  ] Other (specify title below)
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6. If Amendment, Date of Original (Month/Day/Year)

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7.   Individual or Joint/Group Filing (Check Applicable Line)
     _X_ Form filed by One Reporting Person
     ___ Form filed by More than One Reporting Person

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TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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1. Title of Security |2. Amount of   |3. Ownership   |4. Nature of        |
| (Instr. 4)         | Securities    | Form: Direct  | Indirect           |
|                    | Beneficially  | (D) or        | Beneficial         |
|                    | Owned         | Indirect (I)  | Ownership          |
|                    | (Instr. 4)    | (Instr.5)     | (Instr. 5)         |
|____________________|_______________|_______________|____________________|
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[TYPE ENTRIES HERE]  |               |               |                    |
 Common Stock, par   | See "Explana- |       I       |See "Explanation of |
 value $0.01 per     | tion of       |                Responses" below    |
 share               | Responses     |               |                    |
                     | below.        |               |                    |
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                     |               |               |                    |
                     |               |               |                    |
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                     |               |               |                    |
                     |               |               |                    |
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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative Security (Instr. 4)

    N/A
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2. Date Exercisable and Expiration Date (Month/Day/Year)


        -------------------                         ------------------
         Date Exercisable                            Expiration Date
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3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)


   ----------------------------------         ------------------------
               Title                          Amount or Number of Shares
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4. Conversion or Exercise Price of Derivative Security


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5. Ownership Form of Derivative Securities: Direct(D) or Indirect(I)
   (Instr. 5)


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6. Nature of Indirect Beneficial Ownership (Instr. 5)




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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

   EXPLANATION OF RESPONSES:

(1) Pursuant to the Agreement and Plan of Merger, dated October 8, 2002 (the "Merger Agreement"), by and among Borland Software Corporation ("Borland"), Galaxy Acquisition Corp. (the "Purchaser") and Starbase Corporation (the "Company" or the "Issuer"), the Purchaser, a wholly owned subsidiary of Borland, commenced a tender offer on October 11, 2002 for all of the outstanding shares of common stock of the Company (the "Shares") at a price of $2.75 per Share in cash, without interest. The tender offer, as extended, expired at 12:00 midnight New York City time, Friday, November 22, 2002, at which time approximately 6,911,965 Shares had been validly tendered and not withdrawn pursuant to the tender offer (including approximately 165,287 Shares tendered by notice of guaranteed delivery) and such Shares were accepted for purchase by the Purchaser on November 23, 2002; such number represents the number of Shares in which the Reporting Person has a beneficial interest as of the date of this Form 3. The Shares purchased represent approximately 79.0% of the Company's outstanding Shares.




     /s/ Keith E. Gottfried                         November 25, 2002
   -----------------------------------              ------------------
Name:  Keith E. Gottfried
Title: General Counsel, Corporate
       Secretary and Chief Legal
       Officer
   **  SIGNATURE OF REPORTING PERSON                      DATE



    * If the form is filed by more than one reporting person, see Instruction 5(b)(v).

   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

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